February 23, 2007

VIA EDGAR

Stephen Krikorian

Accounting Branch Chief

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Automatic Data Processing, Inc.
Form 10-K for the fiscal year ended June 30, 2006
Filed August 30, 2006
File No. 001-05397

Dear Mr. Krikorian:

Set forth below is our response to the comment raised in your letter dated January 12, 2007 (the “Comment Letter”). For your convenience, we have repeated the comment as set forth in the Comment Letter and have provided our response to the comment immediately below.

Form 10-K filed on August 30, 2006

Statements of Consolidated Earnings – page 41

1.     We note your response to comment 4 of our letter dated November 3, 2006 which indicates that the income statement line item “operating expenses” is not the equivalent of “costs and expenses applicable to sales or revenue” (costs of revenue) as defined in Rule 5-03 of Regulation S-X and your proposal to include such information in a footnote. We believe that your presentation on the face of the statements of consolidated earnings should comply with the requirement to identify the cost of revenue as described in Rule 5-03(2) of Regulation S-X. You could include a new heading on the statements of consolidated earnings labeled “cost of revenues” and list below that the line items “operating expenses”, “systems development and programming costs”, and the portion of “depreciation and amortization” that relates to the sale of the services and products and subtotal these three line items in a new line item called “total cost of revenue.” These revisions can be made by adding a header caption and a subtotal caption and can be shown prospectively. It appears that this presentation would retain the information you want to present to the readers of your financial statements and comply with the disclosure requirements of the Rule. You should also include a footnote in the financial statements that describes the reason for the change in classification (i.e., to comply with Rule 5-03 of Regulation S-X). The footnote should also disclose the cost of revenue amounts for each of the past five years including how these amounts were calculated using the various line items previously presented in the statements of consolidated earnings.

RESPONSE:

We considered the Staff’s comment and, as discussed on our phone conversation on January 24, 2007, we have included a new heading in the statements of consolidated earnings labeled “Costs of revenues” in our Quarterly Report on Form 10-Q for the period ended December 31, 2006, which was filed on February 9, 2007. We have listed the line items “Operating expenses”, “Systems development and programming costs”, and “Depreciation and amortization” (representing the portion of depreciation and amortization that relates to the sale of services and products) below the “Costs of revenues” header and have subtotaled these three line items in a new line item called “Total Cost of Revenues”. Further, we disclosed the cost of revenue amounts for the three fiscal years ended June 30, 2006. We will continue to disclose the cost of revenue amounts for each of the three most recently completed fiscal years in our Quarterly Report on Form 10-Q for the period ending March 31, 2007, and in our prospective Annual Reports on Form 10-K.

Please feel free to contact me at 973-974-5252 should you require any additional information or have any additional questions.

Very truly yours,

/s/ Christopher R. Reidy

Christopher R. Reidy

Chief Financial Officer

Cc:

Securities and Exchange Commission

Morgan Youngwood

Deloitte & Touche LLP

John Karen, Partner